SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October14, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Eletrobras

Management Proposal for the Extraordinary General Meeting to be held on November 14, 2019

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 175th Extraordinary General Meeting, as follows:

Date: November 14, 2019

Time (Brasília): 11:00 a.m.

Venue: Corporate Headquarters, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE: 70716-900, Brasília-DF.

Business to be deliberated:

1. To resolve on the management proposal to increase the Company's capital, by private subscription, up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eigth Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents), through issuance of new common shares, at the unit price of BRL 35.72 (Thirty-Five Brazilian Reais and Seventy-Two Cents) for the new common shares and the issuance of new class "B" preferred shares, at the unit price of BRL 37.50 (Thirty-Seven Brazilian Reais and Fifty Cents) for the new class "B" preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6.404/76 – Corporation Law, and the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase.

Service Channels
Rua da Quitanda, 196 – 9th floor - Edifício Mário Bhering
Rio de Janeiro ZIP CODE: 20.091-005
Website: www.eletrobras.com/ir
E-mail: ombudsman-ri@eletrobras.com
Phone numbers: 55 (21) 2514-6333|2514-4627
Fax number: 55 (21) 2514-5964

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(Publicly-held company)
CNPJ No. 00.001.180/0001-26

CALL NOTICE
175th Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Company") to meet at the Company's Headquarters, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900, on November 14, 2019, at 11:00 a.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To resolve on the management proposal to increase the Company's capital, by private subscription, up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eight Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents), through issuance of new common shares, at the unit price of BRL 35.72 (Thirty-Five Brazilian Reais and Seventy-Two Cents) for the new common shares and the issuance of new class "B" preferred shares, at the unit price of BRL 37.50 (Thirty-Seven Brazilian Reais and Fifty Cents) for the new class "B" preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6.404/76 – Corporations Law, and the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase.

Pursuant to paragraph one of article 126 of the Corporations Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its trustee and/or manager, or by an attorney-in-fact appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ir) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

For participation in person, the Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to Article 5 of CVM Instruction 481, shall submit the following documents:

- Official ID card with photo;
- Authenticated copy of the updated Articles (Articles of Incorporation or Consolidation), in the case of a legal entity;
- Original with certified signature or authenticated copy of power of attorney granted by shareholder;
- Original copy of the extract of equity position provided by the depositary institution or custodian, identifying its status as a shareholder, at the most, dated 02 (two) days before the

date of holding the Extraordinary General Meeting. In the case of investment funds, in addition to the documents above, accordingly, the representative shall prove that it is a trustee of the fund or an attorney-in-fact duly appointed by such party, pursuant to the provisions of the applicable laws.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of October 5, 1961, enacted by Decree No. 8660, dated January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Department – DFR, Market Relations Department – DFRM, Quitanda Street, nº. 196 – 9th floor, ZIP CODE: 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m., and from 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its equity interest in the Company's capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Quitanda Street, nº. 196 – 9th floor, ZIP CODE: 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the websites of the Company (www.eletrobras.com/ir), of the Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation connected to the business which shall be deliberated at the Extraordinary General Meeting, under the terms of the Corporations Act and CVM Instruction 481.

Brasília, October 14, 2019.

Ruy Flaks Schneider
Acting Chairman of the Board of Directors

1. Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting called hereby, the Company lists below some relevant information regarding the procedures for the opening, participation, and holding of the meeting. ("Management Proposal")

Voting Right of preferred shareholders

Exceptionally, the Company informs that its shareholders which hold preferred shares shall be entitled to vote at the Extraordinary General Meeting, pursuant to the provisions under Paragraph One of Article 111 of the Corporations Law, meeting all formal steps provided for in the Corporation Law, the Corporate Bylaws, in the applicable rules, and in this Management Proposal.

Installation of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Law, in order to call the Extraordinary General Meeting to open on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If said percentage is not attained, a new convocation will be made with at least 08 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the quality of holders of shares issued by the Company, by submitting the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 02 (two) days before the date of the Extraordinary General Meeting; and

(b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy; or

(d) an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) Corporate Bylaws and social contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration agency or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case

of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of the Corporate Bylaws), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration.

In case of legal entities with representatives that are not appointed in the corporate bylaws/social contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration.

In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of October 5, 1961, enacted by Decree No. 8660, dated January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro – ZIP CODE: 20.091-005, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

<u>Distance Voting</u>

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of remote participation through the Distance Voting Ballot, which has template available at the websites of the Company (www.eletrobras.com/ir) and CVM (www.cvm.gov.br).

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and submit it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them ("<u>Custody Agent</u>"), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the broker-dealer of its shares, namely, Banco Bradesco S.A. ("<u>Bookkeeping Agent</u>"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Written Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules:

(i) The Voting Ballot will only be received when it is sent physically, by post, addressed to the Investor Relations Department of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, ZIP CODE: 20.091-005 or when sent by e-mail to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

(ii) The Voting Ballot shall have the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii) The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, thus in compliance with the requirements and formalities referred to in item 1.i above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, in compliance with the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Custodian Agent, the Custody Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder's Meeting pursuant to Article 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such business.

2. Matters to be deliberated at the Extraordinary General Meeting hereby called

This Management Proposal is intended to supply the Shareholders with the information necessary for deliberation on the Company's capital increase proposed, by private subscription, up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eight Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents) , through the issuance of new common shares and new class "B" preferred shares, all new registered and book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6.404/76 – Corporations Law, and the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase

("AFACs").

The proposal of capital increase was approved at a meeting of the Board of Directors held on October 14, 2019, approved by majority of the presents, in the amount of at least BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) and a maximum of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eight Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents).

As a result, if the referred increase is approved, the Company's capital will increase from the current BRL 31,305,331,463.74 (Thirty-One Billion, Three Hundred and Five Million, Three Hundred and Thirty-One Thousand, Four Hundred and Sixty-Three Brazilian Reais and Seventy-Four Cents) to at least BRL 35,359,347,883.11 (Thirty-Five Billion, Three Hundred and Fifty-Nine Million, Three Hundred and Forty-Seven Thousand, Eight Hundred and Eighty-Three Brazilian Reais and Eleven Cents) , up to the maximum amount of BRL 41,293,118,024.07 (Forty-One Billion, Two Hundred and Ninety-Three Million, One Hundred and Eighteen Thousand, Twenty-Four Brazilian Reais and Seven Cents).

The following will detail the main characteristics of the intended capital increase in order to enlighten the shareholders on its effects. In addition to this information, the Annex 01 of this Management Proposal provides the information required pursuant to Annex 14 of CVM Instruction 481.

3. Justification of the need for the proposed capital increase

The proposed capital increase reflects the Company's need to capitalize the funds received from the Federal Government as Advances for Future Capital Increase ("AFAC's"), as disclosed to the market through the Quarterly Financial Statements for the period ended June 30, 2019, and in accordance with the table below.

On April 6, 2016, September 9, 2016 and November 22, 2016, the Federal Government disbursed funds to Eletrobras as "AFAC's", which added to the remaining residual balance of other AFAC's, as of June 30, 2019, amounted to BRL 3,992,488,304.50 (Three Billion, Nine Hundred and Ninety-Two Million, Four Hundred and Eighty-Eight Thousand, Three Hundred and Four Brazilian Reais and Fifty Cents) , already monetarily updated based on Selic rate, as established by Decree No. 2.673/1998, and disclosed to the market through the Quarterly Financial Statements for the period ended June 30, 2019.

NOTE 26 – ADVANCES FOR FUTURE CAPITAL INCREASE

	PARENT COMPANY	
	06/30/2019	12/31/2018
Federal Government Disbursement to Future Capital Increase	3,690,934	3,580,852
Acquisition of CEEE/CGTEE Equity Interest	270,270	262,210
HPP Xingó	12,819	12,437
Federal Fund for Electrification - Law No. 5073/66	11,895	11,540
Banabuí - Fortaleza transmission line	4,563	4,426
Transmission line in the State of Bahia	2,007	1,947
Others	-	-
	3,992,488	3,873,412

Chart amount: BRL thousand

On September 30, 2019, said AFAC's amounted to BRL 4,054,016,419.37 (Four billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents),

monetarily updated based on Selic rate . All Federal Government AFAC's are adjusted for inflation based on Selic rate, as established by Decree No. 2.673/1998, generating burden for the Company.

	BRL
Acquisition of CEEE/CGTEE Equity Interest	274,435,977.50
Banabuí - Fortaleza transmission line	4,633,416.40
HPP Xingó	13,015,849.64
Transmission line in the State of Bahia	2,037,782.18
Federal Fund for Electrification - Law No. 5073/66	12,078,072.12
Federal Government Disbursement	3,747,815,321.53
Total	4,054,016,419.37

The potential new funds related to the participation of other shareholders in the proposed subscription are intended to reinforce the Company's cash to cover actions related to the Eletrobras Business and Management Master Plan for the period 2019 to 2023, such as voluntary programs. employee dismissals, outsourced labor, rescheduling of the Company's financial liabilities and deleveraging of Eletrobras, among others.

In this scenario, the possibility of paying up new shares that may be subscribed with credits arising from dividends declared by the Company for the year 2018 by the Company's shareholders entitled to such dividends, according to their shareholding position at the date of their declaration, may also avoid cash disbursements by the Company, contributing to the reinforcement of the aforementioned cash.

As already known, the dividends already stated by the Company, through the Shareholders' Meeting held on April 29, 2019, are the right of the shareholders who held shares as of the date of said statement, since, as from the day following the Shareholders' Meeting, that is, April 30, 2019 (including), the Company's shares started being traded ex-dividend.

In the specific case of a voluntary employee termination program, according to a Notice to the Market disclosed on October 10, 2019, Eletrobras estimates to reduce 1,681 employees by December 31, 2019, and the estimated savings from this new employee dismissal plan are R $ 510. million/year, at a cost of about R$ 548 million, which represents a payback of 12.9 months.

In the context of mediation with the Superior Labor Court ("TST"), which led to the conclusion of the Collective Bargaining Agreement ("ACT") 2019/2020 (initiative also foreseen in "Challenge 23") with representatives On October 9, 2019, it was agreed that Eletrobras will offer a voluntary termination program to meet the so-called frame of reference, consisting of 12,500 permanent employees as of January 2020 and 12,088 permanent employees as of May 2020. Therefore After these dates, at the initiative of the company, the necessary shutdowns to reach the amounts established by the TST are authorized.

Once the Company's financial capacity to carry out the aforementioned strategic actions is verified, it may also reevaluate, depending on the amount of new funds entering the Company, its cash capacity to realize the 2018 Special Retained Dividend Reserve, in the amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety one million, eight hundred and eighty eight thousand, six hundred and ninety two reais and forty eight cents). It is noteworthy that the Company does not undertake to make such a declaration of dividends, as it depends on the assessment of its financial capacity at the appropriate future time.

It should be noted that the capital increase hereby proposed does not refer to the possible capitalization of Eletrobras, with the purpose of diluting the controlling shareholder, for privatization purposes. This privatization operation, as reported by the Relevant Fact of August 01, 2019, depends on legislative authorization, which has not yet occurred. Thus, as long as there is no

legislative change, pursuant to Law No. 3.890-A, the Federal Government shall subscribe sufficient capital to maintain the majority of the voting shares. In this case, the subscription and payment by the Federal Government of the minimum amount of BRL 4,054,016,419.37 (Four billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) , for the capitalization of AFAC's it has held, ensures the maintenance of this shareholding required under the law.

3.1. Number of shares to be issued and dilution potential

If approved, the capital increase shall be performed through private subscription of at least 113,497,097 (One Hundred and Thirteen Million, Four Hundred and Ninety-Seven Thousand, Ninety-Seven) will be issued and, at most, 222,543,328 (Two Hundred and Twenty-Two Million, Five Hundred and Fourty-Three Thousand, Three Hundred and Twenty-Eight) new common shares and at least 183 (One Hundred and Eighty Three) and at most 54,370,900 (Fifty-Four Million, Three Hundred and Seventy Thousand, Nine Hundred new class "B" preferred shares, all registered, book-entry and without par value.

Thus, considering the maximum volume of new shares to be issued, if a shareholder chooses not to exercise his Preemptive Right, the maximum dilution potential of his interest shall be 16.99% (Sixteen Point Ninety Nine Percent) .

The maximum dilution potential was obtained by dividing the maximum number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, by the sum of number of shares in the Company's capital as of this date, namely 1,352,634,100 (One Billion, Three Hundred and Fifty-Two Million, Six Hundred and Thirty-Four Thousand and One Hundred) shares with the total number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, multiplying the quotient obtained by 100 (One Hundred) , according to the CVM/SEP 03/2019 Official Letter ("Guidelines Official Letter").

3.2. Share issuance price and criteria adopted for its establishment

The issuance price of the new shares shall be BRL 35.72 (Thirty-Five Brazilian Reais and Seventy-Two Cents) to the new common shares and BRL 37.50 (Thirty-Seven Brazilian Reais and Fifty Cents) for the new class "B" preferred shares. This amount was set as established under item III, paragraph 1 of Article 170 of the Corporations Law, without undue dilution, based on the weighted average of the respective quotations of the shares issued by the Company at the close of the last 30 (thirty) trading sessions of B3 prior to October 7, 2019 (including), in relation to the average price weighted by the volume of shares traded in the period, and considering the discount of 15% (Fifteen Percent).

The discount is justified due to the estimated period of about 60 days between the date of the convening of the Shareholders' Meeting and the end of the 30-day preemptive period, aiming to ensure that this proposal will be attractive to investors, as a change in the price currently charged until the actual subscription and payment date may happen.

On October 11, 2019, last business day before of this Management Proposal by the Board of Directors, common and preferred shares "B", was trading in the market at around BRL 34.80 (Thirty-Four Brazilian Reais and Eighty Cents) and BRL 36.74 (Thirty-Six Brazilian Reais and Seventy-Four Cents), respectively, and the average of 30 B3's last trading sessions prior to October 7, 2019 (including), in relation to the weighted average price of the volume of shares traded in the period, amounted to BRL 42,02 (Forty-Two Brazilian Reais and Two Cents) and BRL 44,11 (Forty-Four Brazilian Reais and Eleven Cents), respectively. Thus, the discount of 15% makes the offer price for a present capital increase request more compatible with current market prices and

addresses the possible risk of variations may happen.

The adoption of the criterion used to ascertain the issuance price of the new shares resulted from the Company Management's strong belief that, given the high liquidity of its shares, which are part of B3's main indexes, namely Ibovespa (Elet 3 and Elet 6), Brazil Broad Index B3 – IbrA (Elet 3 and Elet 6), Brazil 50 Index – IBXL (Elet 3 and Elet 6), Brazil Index – IBXX (Elet 3 and Elet 6), Electricity Index – IEEX (Elet 3), Corporate Governance Trade Index – IGCT (Elet 3 and Elet 6), Corporate Governance Stock Index – IGCX (Elet 3 and Elet 6), Corporate Sustainability Index – ISE (Elet 3 and Elet 6), Value Index B3 – IVBX (Elet 3), Mid-Large Cap Index – MLCX (Elet 3 and Elet 6), and Public Utility Index – UTIL (Elet 3 and Elet 6), such criterion would represent the fairest value for the issuance of the new shares.

The calculation report underlying the suggested price per share can be found in Annex 04 of this Management Proposal.

3.3. <u>Terms and procedures for the exercise of preemptive rights for subscription and payment of shares</u>

Pursuant to Article 171 of the Corporations Law, the shareholders shall have preemptive rights to subscribe the new shares to be issued, in proportion to their respective interests in the Company's capital ("Preemptive Right"). For the exercise of the Preemptive Right, the shareholding position on the closing of the trading session of B3 of November 14, 2019 shall be considered, which is the date that the Shareholders' Meeting herein called will be held ("Cutoff Date").

From the business day after the Shareholders' Meeting, i.e. November 18, 2019 (including it), the Company's shares shall be traded ex-Preemptive Right with respect to the capital increase object of the corresponding Management Proposal.

Each shareholder shall be entitled to subscribe 0.2047 new shares for each 01 (one) shares held by him, in proportion to his interest, as ascertained on the Cutoff Date, equivalent to 20.47% of his respective shareholding, in the types and classes described below.

Company shareholders may subscribe, pursuant to Corporations Law, common and/or class "B" preferred shares sufficient to maintain their respective proportions of interest in the total capital of the Company, as ascertained on the Cutoff Date, in compliance with the proportion of new shares to be issued under the capital increase hereby proposed.

Thus, considering that the capital increase hereby proposed meets the current proportion between existing common and preferred shares and considering the provisions under Article 171, first paragraph, letter "b" of the Corporations Law, the holders of class "A" preferred shares, during the period for the exercise of the preemptive right, will have the right to subscribe for sufficient class "B" preferred shares to maintain their respective proportions of interest in the Company's total capital, as ascertained on the Cutoff Date. According to Eletrobras' Corporate Bylaws, class "A" preferred shares could only be subscribed until June 23, 1969, and, therefore, can no longer be issued by the Company and, besides, although listed on B3, it has no liquidity like the class "B" preferred shares.

The rights related to the American Depositary Receipts ("ADRs") shares shall be exercised as provided for in the respective agreements governing the Company's ADR program (Debit Agreement).

If the increase is approved by the Shareholders' Meeting, the Preemptive Right shall be exercised within 30 (thirty) days from the divulgation of the notice to shareholders informing about the opening of the subscription period for the new shares, which shall also establish the procedures especially intended for the exercise of the Preemptive Right, apportionment, subscription and payment of the new shares.

The Preemptive Right may be freely assigned to third party, pursuant to Paragraph 6 of Article 171 of the Corporations Law, subject to the specific rules of B3 and the procedures set forth in the Notice to Shareholders.

Any fractions of shares arising from the exercise of the Preemptive Right of the shares will be disregarded.

3.4. Treatment of the surplus unsubscribed shares

The remaining shares that were not subscribed during the term of exercise of the Preemptive Right shall be apportioned among the shareholders that had requested, in the subscription Ballot, the reserve of remaining shares. Subscribers who are interested in participating should, in addition to requesting the reservation of shares, inform in their subscription Ballots the maximum number of new shares they wish to acquire in the Apportionment. In such Ballot, the proportion of shares subscribed by each subscriber in the year shall be observed, within the scope of the exercise of the Preemptive Right, as well as the information provided by him about the maximum number of shares to be subscribed. Such surplus shares shall be paid-in exclusively in cash, during the period of their due payment, in accordance with the notice to shareholders to be disclosed by the Company.

If there are still unsubscribed shares remaining after the apportionment, the remaining shares will be canceled and the Company's Shareholders' Meeting will partially approve the capital increase.

Should Conditional Subscription Orders be received as defined below, subscription receipts may not be traded, sold or assigned.

Considering the possibility of partial approval of the capital increase, the shareholders may condition their subscription order to the final conditions of the capital increase. Thus, the subscription may be conditional upon: (i) the realization of the minimum amount of the capital increase, the subscriber being entitled, in this case, to choose to receive all the shares subscribed by itself or the amount equivalent to the proportion between the number of shares actually subscribed and the maximum number of shares subject to the capital increase; or (ii) the subscription of all shares subject to the capital increase (maximum amount).

Any fractions of shares arising from the exercise of the Preemptive Right, the exercise of the right to subscribe the surplus shares or the apportionment of the shares will not be considered.

3.5. Participation of new shares in benefits that may be stated

New common shares to be issued shall have the same rights, benefits and restrictions as existing common shares issued by the Company, including the same political rights, such as voting rights. The new common shares to be issued shall have full participation in dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders' Meeting to be called especially for this purpose. This second Shareholders' Meeting of the Company to approve the capital will only be called after the result of the subscribed and paid-in amounts.

The new "B" preferred shares to be issued shall have the same rights, benefits and restrictions as existing "B" preferred shares issued by the Company. The new "B" preferred shares to be issued shall have full participation in dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders' Meeting to be called especially for this purpose. This second Shareholders' Meeting of the Company to approve the capital will only be called after the result of the subscribed and paid-in amounts.

3.6. Opinion of the Fiscal Council

The proposal for the increase of capital upon issuance of new shares was reviewed by the Company's Fiscal Council in a meeting held on October 14, 2019, and an opinion was issued in favor of the capital increase as proposed by the Company's Management, which is made available in full in the form of Annex 02 of this Management Proposal.

3.7. Statement of the Statutory Audit and Risk Committee

The proposal for the increase of capital upon issuance of new shares was reviewed by the Statutory Audit and Risk Committee in a meeting held on October 14, 2019, and its statement is made available in full in the form of Annex 03 of this Management Proposal.

3.8. Opinion of Eletrobras Legal Superintendence

In addition to the information indicated above and in the other annexes to this Management Proposal, the Company provides in Annex 05 to this Management Proposal the complete opinion issued by its Legal Superintendence about the compliance of this capital increase with the laws and other applicable standards.

3.9. Benefits, Risks and Costs

Benefits

- To convert the AFACs into Capital Stock and stop the levy of Selic on AFAC's not integralized, because it burdens the Company;
- Possibility of capitalization of dividends stated, avoiding financial disbursements by the Company and allowing the realization, depending on the financial capacity, of special reserve of retained dividends for 2018;
- Possibility of cash inflow of new funds, allowing the Company to evaluate debt the reperfilling and other actions related to its strategic planning, as employee dismissal program and third part related employees.

Costs

- Increase in share base and, consequently, the priority dividends of preferred shares.

Risks

- Non-capitalization by shareholders of the maximum capital increase proposed herein.
- Non-issuance of presidential decree authorizing the operation in question, which shall be issued by the date of the 175th Extraordinary General Meeting; and
- Cancellation of the capital increase due to the volatility of the Company's stock prices in the market.

4. Management Conclusion

In view of the foregoing, the Company's Management, by a majority of those present, approved the convening of the 175th Extraordinary Meeting, pursuant to this Management Proposal, and recommends that the Shareholders carefully read all the documentation made available to them in relation to the proposed capital increase, and then approve the proposed capital increase.

Brasília, October 14, 2019.

Ruy Flaks Schneider
Acting Chairman of the Board of Directors

LIST OF ANNEXES

All documents related to the business to be deliberated at the 175th Special Shareholder's Meeting are available to shareholders on the Company's website (www.eletrobras.com/ir/assembleiasacionistas), as listed below:

ANNEX 01 - Information on the proposed capital increase pursuant to Annex 14 of CVM Instruction 481;
ANNEX 02 - Opinion of the Fiscal Council on the capital increase;
ANNEX 03 - Statement of Statutory Audit and Risks Committee on the capital increase
ANNEX 04 - Calculation Report of the Price per Share; and
ANNEX 05 - Opinion of Eletrobras' Legal Superintendence

The Company, through its Investor Relations Department, at the phone numbers (55)(21)2514-6333 or (55)(21)2514-6331 and ombudsman-ri@eletrobras.com is at your disposal for further clarifications on the 175th Extraordinary General Meeting.

Annex 01
Information of Article 14 of CVM Instruction 481

1. Inform the amount of capital increase and new capital

Should the shareholders approve this proposal, given that, for this purpose, a partial approval is possible, the Company's capital may be increased at an amount corresponding to the range between the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) and a maximum of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eight Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents). If the new shares issued are fully subscribed, the Company's capital will increase from the current BRL 31,305,331,463.74 (Thirty-One Billion, Three Hundred and Five Million, Three Hundred and Thirty-One Thousand, Four Hundred and Sixty-Three Brazilian Reais and Seventy-Four Cents) to BRL 41,293,118,024.07 (Forty-One Billion, Two Hundred and Ninety-Three Million, One Hundred and Eighteen Thousand, Twenty-Four Brazilian Reais and Seven Cents).

2. Inform whether the increase shall be realized by: (a) converting debentures or other debt securities into shares; (b) exercise of subscription right or subscription bonus; (c) capitalization of earnings or reserves; or (d) subscription of new shares.

If approved, the capital increase shall be performed through private subscription of at least 113,497,097 (One Hundred and Thirteen Million, Four Hundred and Ninety-Seven Thousand, Ninety-Seven) will be issued and, at most, 222,543,328 (Two Hundred and Twenty-Two Million, Five Hundred and Fourty-Three Thousand, Three Hundred and Twenty-Eight) new common shares and at least 183 (One Hundred and Eighty Three) and at most 54,370,900 (Fifty-Four Million, Three Hundred and Seventy Thousand, Nine Hundred) class "B" preferred shares, all registered, book-entry and without par value. The minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase ("AFACs") performed by the controlling shareholder.

In addition to this, shareholders shall be entitled to pay the subscribed shares with dividends credits stated by the Company that may eventually be held by them until the due date for payment.

3. Explain in detail the reasons for the increase and its legal and economic consequences.

The capital increase hereby proposed reflects the Company's need to capitalize the funds received from the Federal Government, as AFAC's, as disclosed to the market through the Quarterly Financial Statements for the period ended on June 30, 2019.

All Federal Government AFAC's are updated based on Selic rate, as established by Decree No. 2.673/1998, generating burden for the Company.

On April 6, 2016, September 9, 2016 and November 22, 2016, the Federal Government disbursed funds to Eletrobras as "AFAC's", which added to the remaining residual balance of other AFAC's, as of June 30, 2019, amounted to BRL 3,992,488,304.50 (Three Billion, Nine Hundred and Ninety-Two Million, Four Hundred and Eighty-Eight Thousand, Three Hundred and Four Brazilian Reais and Fifty Cents) , already monetarily updated by Selic rate, as established by Decree No. 2.673/1998, and disclosed to the market through the Quarterly Financial Statements for the period ended June 30, 2019.

NOTE 26 – ADVANCES FOR FUTURE CAPITAL INCREASE

	PARENT COMPANY	
	06/30/2019	12/31/2018
Federal Government Disbursement to Future Capital Increase	3,690,934	3,580,852
Acquisition of CEEE/CGTEE Equity Interest	270,270	262,210
HPP Xingó	12,819	12,437
Federal Fund for Electrification - Law No. 5073/66	11,895	11,540
Banabuí - Fortaleza transmission line	4,563	4,426
Transmission line in the State of Bahia	2,007	1,947
Others	-	-
	3,992,488	3,873,412

Chart amount: BRL thousand

On September 30, 2019, said AFAC's amounted to Four billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents (BRL 4,054,016,419.37), adjusted for inflation based on Selic rate.

	BRL
Acquisition of CEEE/CGTEE Equity Interest	274,435,977.50
Banabuí - Fortaleza transmission line	4,633,416.40
HPP Xingó	13,015,849.64
Transmission line in the State of Bahia	2,037,782.18
Federal Fund for Electrification - Law No. 5073/66	12,078,072.12
Federal Government Disbursement	3,747,815,321.53
Total	4,054,016,419.37

Potential new funds from the participation of other shareholders in the subscription herein proposed are intended to reinforce the Company's cash to deal with actions related to the Steering Plan of Business and Management of Eletrobras for the period from 2019 to 2023, such as voluntary employee dismissal programs, outsourced labor dismissal, reprofiling of the Company's financial liabilities and deleveraging of Eletrobras, among others.

In this scenario, the possibility of paying up new shares that may be subscribed with credits arising from dividends declared by the Company for the year 2018 by the Company's shareholders entitled to such dividends, according to their shareholding position on the date of their declaration, may also avoid cash disbursements by the Company, contributing to the above-mentioned cash reinforcement.

As already known, the dividends already stated by the Company, through the Shareholders' Meeting held on April 29, 2019, are the right of the shareholders who held shares as of the date of said statement, since, as from the day following the Shareholders' Meeting, that is, April 30, 2019 (inclusive), the Company's shares started being traded ex-dividend.

In the specific case of the voluntary employee dismissal program, as announced to the market on October 10, 2019, Eletrobras expects to reduce 1,681 employees by December 31, 2019, with estimated savings from the new employee termination plan of BRL 510 million/year, an approximate cost of BRL 548 million, which represents a return of 12.9 months.

In the context of mediation with the Superior Labor Court ("TST"), which led to the conclusion of the Collective Bargaining Agreement ("ACT") 2019/2020 (initiative also foreseen in "Challenge 23") with

representatives On October 9, 2019, it was agreed that Eletrobras will offer a voluntary termination program to meet the so-called frame of reference, consisting of 12,500 permanent employees as of January 2020 and 12,088 permanent employees as of May 2020. Therefore, after these dates, at the initiative of the company, the necessary dismissals to reach the amounts established by the TST are authorized.

Once the Company's financial capacity to achieve the aforementioned strategic actions is verified, it may also reevaluate, depending on the amount of new resources that come into the Company, its cash capacity to realize the special retained dividend reserve for 2018, amounting to BRL 2,291,888,692.48 (Two Billion, Two Hundred and Ninety-One Million, Eight Hundred and Eighty-Eight Thousand, Six Hundred and Ninety-Two Brazilian Reais and Forty-Eight Cents). It is worth highlighting that the Company does not undertake to make such a statement of dividends, as it depends on the assessment of its financial standing, in the opportune future moment.

It should be noted that the capital increase hereby proposed does not refer to the possible capitalization of Eletrobras, with the purpose of diluting the controlling shareholder, for privatization purposes, as reported by the media in general. This privatization operation, as reported by the Relevant Fact of August 01, 2019, depends on legislative authorization, which has not yet occurred. Thus, as long as there is no legislative change, pursuant to Law No. 3890-A, the Federal Government shall subscribe sufficient capital to maintain the majority of the voting shares. In this case, the subscription and payment by the Federal Government of the minimum amount of Four billion, BRL 4,054,016,419.37 (Four billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) , for the capitalization of AFAC's it has held, ensures the maintenance of this shareholding required under the law.

Thus, from the business standpoint, the intended capital increase shall allow improvement of the Company's capital structure and cash reinforcement of its cash, preventing the raising of new funds in the financial market and/or interest-bearing capital, reducing the leverage currently observed.

The Company's Management believes that the capital increase, as proposed, shall not bring relevant legal consequences, since the Company's shareholders shall have the right to exercise or assign the Preemptive Right in the subscription of new shares, which shall be issued as provided for in Article 171 of the Corporations Law.

4. Provide copy of the Fiscal Council opinion, if applicable

The opinion of the Company's Fiscal Committee is available in full in the Annex 02 to the Management Proposal for the Company's 175th Extraordinary General Meeting.

5. In the case of capital increase upon subscription of shares

a. Describe allocation of funds

Potential new resources from the participation of other shareholders in the subscription herein proposed are intended to reinforce the Company's cash to deal with actions related to the Steering Plan of Business and Management of Eletrobras for the period from 2019 to 2023, such as voluntary employee dismissal programs, outsourced labor dismissal, reprofiling of the Company's financial liabilities and deleveraging of Eletrobras, among others.

b. Inform the number of shares issued per type and class

At least 113,497,097 (One Hundred and Thirteen Million, Four Hundred and Ninety-Seven Thousand, Ninety-Seven) will be issued and, at most, 222,543,328 (Two Hundred and Twenty-Two Million, Five Hundred and Forty-Three Thousand, Three Hundred and Twenty-Eight) new common shares and at least 183 (One Hundred and Eighty Three)and at most 54,370,900 (Fifty-Four Million, Three Hundred and Seventy Thousand, Nine Hundred) new class "B" preferred shares, all registered, book-entry and without par value.

c. Describe the rights, advantages, and restrictions attributed to the shares to be issued

New common shares to be issued shall have the same rights, benefits and restrictions as existing common shares, including the same political rights, such as voting rights. The new common shares to be issued shall be entitled to dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders' Meeting to be called especially for this purpose. This second Shareholders' Meeting of the Company shall be called after the result of the subscription and payment of new shares.

The new class "B" preferred shares to be issued shall have the same rights, benefits and restrictions as existing preferred shares. The new class "B" preferred shares to be issued shall be entitled to dividends, interest on capital and any remuneration that may be stated by the Company as of the date on which such capital increase is approved by the Company Shareholders' Meeting to be called especially for this purpose. This second Shareholders' Meeting of the Company shall be called after the result of the subscription and payment of new shares.

d. Inform if subscription will be public or private

The subscription will be private.

e. In the case of a private subscription, inform if concerned parties, as defined by the accounting rules governing this matter, will subscribe shares in the capital increase, stating the respective amounts, in the case such amounts are already known.

The Controlling Shareholder, Federal Government, shall initially subscribe the amount of registered book-entry common and preferred shares equivalent to BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents), corresponding to the amount of Advances for Future Capital Increase performed by the federal government, duly monetary updated by Selic rate, until September 30, 2019.

Pursuant to the head provision of Article 7 of Federal Law No. 3890-A dated April 25, 1961, the Federal Government shall subscribe for shares that assure at least 51% (Fifty-One Percent) of the Company's voting capital.

The Controlling Shareholder shall use the updated balance of Advances for Future Capital Increase existing on the date of the capital increase resolution to pay the shares subscribed.

Other Shareholders, such as Banco Nacional de Desenvolvimento Econômico e Social – BNDES; BNDES Participações S.A. – BNDESPAR; Fundo Nacional de Desenvolvimento - FND; and Fundo Garantidor de Habitação – FGHAB, considered concerned parties under the applicable accounting rules, may exercise their respective Preemptive Rights, subscribing the corresponding shares to which they are entitled or, alternatively, assign their respective Preemptive Rights, under their own discretion.

f. Inform the issuance price of the new shares or the reasons why their pricing should be delegated to the Board of Directors, in the case of public distribution

As approved at the Company's Board of Directors meeting that approved the present capital increase proposal, the issuance price of the new shares shall be BRL 35.72 (Thirty-Eight Brazilian Reais and Sixty-Eight Cents) to the new common shares and BRL 37.50 (Forty Brazilian Reais and Thirty-Seven Brazilian Reais and Fifty Cents) for the new class "B" preferred shares. This amount was set as established under item III, paragraph 1 of Article 170 of the Corporations Law, without undue dilution, based on the weighted average of the respective quotations of the shares issued by the Company at the close of the last 30 (thirty) trading sessions of B3 prior to October 7, 2019 (including), in relation to the average price weighted by the volume of shares traded in the period,

and considering a discount of 15% (Fifteen Percent).

The adoption of the criteria used to ascertain the issuance price of the new shares resulted from the Company Management's strong belief that, given the high liquidity of its shares, which are part of B3's main indexes, namely Ibovespa (Elet 3 and Elet 6), Brazil Broad Index B3 – IbrA (Elet 3 and Elet 6), Brazil 50 Index – IBXL (Elet 3 and Elet 6), Brazil Index – IBXX (Elet 3 and Elet 6), Electricity Index – IEEX (Elet 3), Corporate Governance Trade Index – IGCT (Elet 3 and Elet 6), Corporate Governance Stock Index – IGCX (Elet 3 and Elet 6), Corporate Sustainability Index – ISE (Elet 3 and Elet 6), Value Index B3 – IVBX (Elet 3), Mid-Large Cap Index – MLCX (Elet 3 and Elet 6), and Public Utility Index – UTIL (Elet 3 and Elet 6), such criterion would represent the fairest value for the issuance of the new shares.

g. Inform the par value of the issued shares or, in the case of shares without par value, the portion of the issuance price that shall be allocated to capital reserve

Not applicable, since the shares issued by the Company have no par value and no portion of the issuance price shall be allocated to Capital Reserve.

h. Provide manager with an opinion on the effects of the capital increase, especially regarding the dilution caused by the capital increase.

The Company's management understands that there shall be no unjustified dilution of the equity interest of the current Company's shareholders, as they will be assured the Preemptive Right, and the right to subscribe surplus unsubscribed shares, and as the issuance price of the shares has been set under the terms of the Corporations Law, in strict compliance with Article 170, Paragraph 1, III, reflecting the most appropriate criterion for setting the fair value of the company's shares.

In addition to this, the maximum dilution potential that may be observed will be 16.99% (Sixteen Point Ninety Nine Percent), which may be offset by the expected future results of the Company's operation as a result of the improvement in its capital structure.

i. Inform the issuance price calculation criteria and thoroughly justify the economic aspects underlying their choice

As approved at the meeting of the Company's Board of Directors that approved this capital increase proposal, the issuance price was set as provided for in item III of paragraph one of Article 170 of the Corporations Law, based on the weighted average of the shares issued by the Company at the closing of the last 30 (Thirty) trading sessions of B3 prior to October 7, 2019 (including), in relation to the average price weighted by the volume of shares traded in the period, with the discount indicated in item j.

The discount is justified due to the estimated period of about 60 days between the date of the convening of the Shareholders' Meeting and the end of the 30-day preemptive period, aiming to ensure that this proposal will be attractive to investors, as a change in the price currently charged until the actual subscription and payment date may happen.

On October 11, 2019, last business day before of this Management Proposal by the Board of Directors, common and preferred shares "B", was trading in the market at around BRL 34.80 (Thirty-Four Brazilian Reais and Eighty Cents) and BRL 36.74 (Thirty-Six Brazilian Reais and Seventy-Four Cents), respectively, and the average of 30 B3's last trading sessions prior to October 7, 2019 (including), in relation to the weighted average price of the volume of shares traded in the period, amounted to BRL 42,02 (Forty-Two Brazilian Reais and Two Cents) and BRL 44,11 (Forty-Four Brazilian Reais and Eleven Cents), respectively. Thus, the discount of 15% makes the offer price for a present capital increase request more compatible with current market prices and addresses the possible risk of variations may happen.

The adoption of the criteria used to ascertain the issuance price of the new shares resulted from the Company Management's strong belief that, given the high liquidity of its shares, which are part of B3's main indexes, namely Ibovespa (Elet 3 and Elet 6), Brazil Broad Index B3 – IbrA (Elet 3 and Elet 6), Brazil 50 Index – IBXL (Elet 3 and Elet 6), Brazil Index – IBXX (Elet 3 and Elet 6), Electricity Index – IEEX (Elet 3), Corporate Governance Trade Index – IGCT (Elet 3 and Elet 6), Corporate Governance Stock Index – IGCX (Elet 3 and Elet 6), Corporate Sustainability Index – ISE (Elet 3 and Elet 6), Value Index B3 – IVBX (Elet 3), Mid-Large Cap Index – MLCX (Elet 3 and Elet 6), and Public Utility Index – UTIL (Elet 3 and Elet 6), such criterion would represent the fairest value for the issuance of the new shares.

The calculation report underlying the suggested price per share can be found in Annex 04 of the Management Proposal.

j. If the issuance price was set at a premium or discount related to market value, identify the reason for the premium or discount, and explain how it was ascertained.

With regard to the reference amount and considering the estimated period of about 60 days between the date of the convening of the Extraordinary General Meeting and the end of the 30-day preemptive period, a discount of 15% (Fifteen Percent) was applied, aiming to ensure that this proposal will be attractive to investors, as a change in the price currently charged until the actual subscription date may happen.

On October 11, 2019, last business day before of this Management Proposal by the Board of Directors, common and preferred shares "B", was trading in the market at around BRL 34.80 (Thirty-Four Brazilian Reais and Eighty Cents) and BRL 36.74 (Thirty-Six Brazilian Reais and Seventy-Four Cents), respectively, and the average of 30 B3's last trading sessions prior to October 7, 2019 (including), in relation to the weighted average price of the volume of shares traded in the period, amounted to BRL 42,02 (Forty-Two Brazilian Reais and Two Cents) and BRL 44,11 (Forty-Four Brazilian Reais and Eleven Cents), respectively. Thus, the discount of 15% makes the offer price for a present capital increase request more compatible with current market prices and addresses the possible risk of variations may happen.

k. Provide a copy of all reports and assessments that supported the issuance pricing

The Annex 04 of the Management Proposal sets forth the price per share calculation report, as described in the previous items.

l. Inform the quotation of each type and class of company shares in the markets in which they are traded, identifying:

i. Minimum, average and maximum quotation of each year, in the last 3 (Three) years

ELET3			
	Minimum	Average	Maximum
2016	BRL 4.88	BRL 13.97	BRL 25.76
2017	BRL 11.85	BRL 18.12	BRL 23.47
2018	BRL 11.99	BRL 19.06	BRL 25.80

ELET6			
	Minimum	Average	Maximum
2016	BRL 8.16	BRL 18.37	BRL 29.70
2017	BRL 15.75	BRL 21.62	BRL 27.35
2018	BRL 13.55	BRL 22.04	BRL 29.61

Source: Bloomberg

ii. Minimum, average and maximum quotation of each quarter, over the last 2 (Two) years

ELET3			
	Minimum	Average	Maximum
4Q18	BRL 14.85	BRL 23.02	BRL 25.80
3Q18	BRL 13.06	BRL 15.68	BRL 17.92
2Q18	BRL 11.99	BRL 16.80	BRL 22.35
1Q18	BRL 16.81	BRL 21.09	BRL 24.90
4Q17	BRL 17.15	BRL 20.17	BRL 23.47
3Q17	BRL 12.60	BRL 16.70	BRL 22.00
2Q17	BRL 11.85	BRL 14.63	BRL 18.06
1Q17	BRL 17.10	BRL 21.06	BRL 23.20

ELET6			
	Minimum	Average	Maximum
4Q18	BRL 17.78	BRL 26.48	BRL 29.61
3Q18	BRL 14.68	BRL 18.09	BRL 20.19
2Q18	BRL 13.55	BRL 19.57	BRL 25.70
1Q18	BRL 19.56	BRL 24.43	BRL 29.23
4Q17	BRL 19.82	BRL 23.31	BRL 27.35
3Q17	BRL 16.25	BRL 19.92	BRL 25.64
2Q17	BRL 15.75	BRL 18.63	BRL 22.90
1Q17	BRL 21.56	BRL 24.71	BRL 26.75

Source: Bloomberg

iii. Minimum, average and maximum quotation over the last Six (6) months

ELET3			
	Minimum	Average	Maximum
Sept/19	BRL 39.54	BRL 43.13	BRL 46.11
Aug/19	BRL 40.04	BRL 43.12	BRL 46.83
Jul/19	BRL 34.57	BRL 37.87	BRL 40.59
Jun/19	BRL 33.03	BRL 34.99	BRL 36.48
May/19	BRL 30.10	BRL 32.54	BRL 34.41
Apr/19	BRL 31.31	BRL 33.57	BRL 37.25

ELET6			
	Minimum	Average	Maximum
Sept/19	BRL 41.68	BRL 44.81	BRL 47.27
Aug/19	BRL 39.67	BRL 42.90	BRL 46.95
Jul/19	BRL 35.45	BRL 38.53	BRL 40.89
Jun/19	BRL 34.20	BRL 35.86	BRL 37.29
May/19	BRL 32.14	BRL 34.02	BRL 35.67
Apr/19	BRL 33.57	BRL 35.66	BRL 38.85

Source: Bloomberg

iv. Average quotation over the last 90 days

ELET3	
Average for the last 90 days	BRL 39.77

ELET6	
Average for the last 90 days	BRL 40.63

Source: Bloomberg

m. Inform the issuance prices of shares in capital increases made in the last 3 (Three) years

Not applicable, since no capital increases have been approved by the Company in the last 3 years.

n. Present the percentage of potential dilution resulting from issuance

Given that the Company's shareholders be entitled to Preemptive Right, pursuant to Article 171, paragraph 1, of the Corporations Law, there will be no dilution of the shareholders who subscribe all the shares to which they are entitled. Only the shareholder who fails to exercise his Preemptive Right or partially exercises it shall have his shareholding diluted.

Considering the maximum volume of new shares to be issued, if a shareholder chooses not to exercise his Preemptive Right, the maximum dilution potential of his interest shall be 16.99% (Sixteen Point Ninety Nine Percent).

The maximum dilution potential was obtained by dividing the maximum number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, by the sum of number of shares in the Company's capital as of this date, namely 1,352,634,100 (One Billion, Three Hundred and Fifty-Two Million, Six Hundred and Thirty-Four Thousand and One Hundred) shares with the total number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, multiplying the quotient obtained by 100 (One Hundred), according to the CVM Guidelines Official Letter.

o. Inform the terms, conditions, and manner of subscription and payment of the shares issued

If the increase is approved by the Shareholders' Meeting, the Preemptive Right shall be exercised within Thirty (30) days from the divulgation of the Notice to Shareholders informing about the opening of the subscription period for the new shares, which shall also establish the procedures especially intended for the exercise of the Preemptive Right, apportionment, subscription and payment of the new shares and any surplus unsubscribed shares.

For the exercise of the Preemptive Right, the shareholding position of the Cutoff Date shall be considered, that is, the closing of the trading session of B3 of November 14, 2019, date of the Shareholders' Meeting to be called. From the business day after the Shareholders' Meeting, i.e. November 18, 2019 (including), the Company's shares shall be traded ex-Preemptive Right with respect to the capital increase object of the corresponding Management Proposal.

Each shareholder shall be entitled to subscribe 0,2047 new share for each 1 (One) share held by him, in proportion to his interest on the Cutoff Date, equivalent to 20.47% of his respective shareholding.

The Company's shareholders may subscribe, pursuant to Brazilian Corporate Law, class "B" common and/or preferred shares sufficient to maintain their respective proportions of interest in the total capital of the Company, as ascertained on the Cutoff Date, in compliance with the proportion of new shares to be issued under the capital increase hereby proposed.

Thus, considering that the capital increase hereby proposed meets the current proportion between existing common and preferred shares and considering the provisions under Article 171, first paragraph, letter "b" of the Corporations Law, the holders of class "A" preferred shares, during the period for the exercise of the Preemptive Right, will have the right to subscribe for sufficient class "B" preferred shares to maintain their respective proportions of interest in the Company's total capital, as ascertained on the Cutoff Date.

The treatment given to any surplus arising from preemptive rights not exercised is set forth in item "q" below.

Considering the possibility of partial approval of the capital increase, the shareholders may condition their subscription orders to the final conditions of the capital increase. Thus, upon filling out the Subscription Ballot, the shareholder should indicate the volume of shares he wishes to subscribe if: (i) all new shares subject to the capital increase are subscribed; or (ii) new shares are subscribed in proportion or minimum number of shares, defined at the shareholder's own discretion, but which may not be lower than the minimum volume corresponding to the Controlling Shareholder's subscription as a result of the AFAC's realized.

If the situation indicated in item (ii) above may be found, the shareholder shall indicate, upon subscription, if the condition is found, whether he will receive: (a) all the shares subscribed by him; or (b) the number of shares equivalent to the ratio of the number of shares actually subscribed and the maximum number of shares subject to the capital increase.

The subscribed shares may be paid-up by paying the dividends stated by the Company, and not yet paid, to which the shareholder subscribing the new shares may be entitled or, in the case of the Federal Government as controlling shareholder, by capitalizing credits arising from AFAC's. Shareholders who do not exercise the prerogatives above shall pay 100% (One Hundred Percent) of the issuance price of the shares subscribed in currency, upon subscription.

p. Inform whether shareholders shall have preemptive rights to subscribe for the new shares issued and detail the terms and conditions to which such right is subject.

Pursuant to Article 171 of the Corporations Law, current shareholders shall have preemptive rights to subscribe for the new shares to be issued, in proportion to their respective interests in the Company's capital, as ascertained on the Cutoff Date.

The terms and conditions for exercising the subscription right are described in item "o" above.

q. Inform the management proposal for the treatment of any surplus

The surplus shares not subscribed during the term of exercise of the Preemptive Right shall be apportioned among the shareholders that had requested, in the subscription Ballot, the reserve of remaining shares. Subscribers who are interested in participating should, in addition to requesting the reservation of shares, inform in their subscription Ballots the maximum number of new shares they wish to acquire in the Apportionment. In such Ballot, the proportion of shares subscribed by each subscriber in the year shall be observed, within the scope of the exercise of the Preemptive Right, as well as the information provided by him about the maximum number of shares to be subscribed. Such surplus shares shall be paid-in exclusively in cash, during the period of their due payment, in accordance with the notice to shareholders to be disclosed by the Company.

If there are still unsubscribed shares remaining after the apportionment, the remaining shares will be canceled and the Company's Shareholders' Meeting will partially approve the capital increase.

Should Conditional Subscription Orders be received as defined below, subscription receipts may not be traded, sold or assigned.

Considering the possibility of partial approval of the capital increase, the shareholders may condition their subscription order to the final conditions of the capital increase. Thus, the subscription may be conditional upon: (i) the realization of the minimum amount of the capital increase, the subscriber being entitled, in this case, to choose to receive all the shares subscribed by itself or the amount equivalent to the proportion between the number of shares actually subscribed and the maximum number of shares subject to the capital increase; or (ii) the subscription of all shares subject to the capital increase (maximum amount).

Any fractions of shares arising from the exercise of the Preemptive Right, the exercise of the right to subscribe the surplus shares or the apportionment of the shares will be disregarded.

r. Describe in detail the procedures that will be adopted in the case of partial approval of the capital increase

The Shareholders' Meeting that approves the subscribed capital increase may partially approve the amount approved by the 175th EGM, less the unsubscribed shares and provided that the minimum volume foreseen for the capital increase is observed, amounting to BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents), as described in the Management Proposal.

Additionally, the procedures described in item "q" above shall be met.

If there are still unsubscribed shares remaining after the apportionment, the remaining shares will be canceled and the Company's Shareholders' Meeting will partially approve the capital increase.

Since, during the exercise of the Preemptive Right, shareholders shall have the possibility, upon signing the subscription Ballot, to make their subscription subject to the assumptions described in item "o" above, there will be no deadline for review of the investments, and shareholders should express their decision in advance, upon subscription.

s. If the issuance price of the shares is wholly or partially realized in assets

i. Present full description of assets
Not applicable

ii. Clarify the relationship between the assets incorporated into the company's property and its corporate purpose
Not applicable

iii. Provide a copy of the assessment report of the assets, if available
Not applicable

6. In the case of capital increase upon capitalization of earnings or reserves
Not applicable

a. Inform if it will imply change of the rated value of the shares, if any, or distribution of new shares among the shareholders
Not applicable

b. Inform whether the capitalization of earnings or reserves will be performed with or without change of the number of shares, in companies with shares without par value
Not applicable

c. In case of distribution of new shares
Not applicable

i. Inform the number of shares issued per type and class

ii. Inform the percentage that shareholders will receive in shares

iii. Describe the rights, advantages, and restrictions attributed to the shares to be issued

iv. Inform the purchasing cost, in Brazilian Reais per share, to be attributed so that shareholders can comply with Article 10 of Law No. 9249, dated December 26, 1995

v. Inform the treatment of fractions, if applicable

d. Inform the term provided for under paragraph 3 of Article 169 of Law 6404, of 1976.
Not applicable

e. Inform and provide the information and documents provided for in item 5 above, as appropriate
Not applicable

7. In the event of a capital increase due to conversion of debentures or other debt securities in shares or exercise of subscription bonus
Not applicable

8. The provisions of items 1 to 7 of this Annex do not apply to capital increases resulting from the stock option plan, in which case the issuer shall inform:
Not applicable

a. date of the shareholders' meeting on which the option plan was approved

b. **amount of capital increase and new capital**

c. **number of shares issued per type and class**

d. **price of issuance of new shares**

e. **quotation of each type and class of issuer shares in the markets in which they are traded, identifying:**

- **i.** **minimum, average and maximum quotation of each year, in the last Three (3) years**
- **ii.** **minimum, average and maximum quotation of each quarter, over the last Two (2) years**
- **iii.** **minimum, average and maximum quotation over the last Six (6) months**
- **iv.** **average quotation over the last 90 days**

f. **percentage of potential dilution resulting from issuance**

ANNEX 02

OPINION OF THE FISCAL COUNCIL CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

The undersigned members of the Fiscal Council of Centrais Elétricas Brasileiras SA – Eletrobras ("Company"), in the use of their legal and statutory duties, and also, pursuant to article 163, III and 166, paragraph 2 of Law 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"), evaluated the proposal and approved the Company's capital increase proposal up to the amount of BRL 9,987,786,560.33 (nine billion, nine hundred and eighty-seven million, seven hundred and eighty six thousand, five hundred and sixty brazilian reais and thirty three cents), through the issuance of new common shares and new class "B" preferred shares, all new book-entry shares with no par value, pursuant to articles 170 and 171 of the Brazilian Corporate Law, and the minimum amount of BRL 4,054,016,419.37 (four billion, fifty-four million, sixteen thousand, four hundred and nineteen brazilian reais and thirty-seven cents) that will be subscribed and paid in by the controlling shareholder, Federal Government, through the capitalization of funds received from the Federal Government, resulting from contributions received as Advances for Future Capital Increase ("AFACs"), as well as the possibility of paying up part of the shares issued by the compensation of declared dividends by the Company, by shareholders that express an interest in this regard – and who hold credit rights due to the referred to these dividends ("Capital Increase").

Rio de Janeiro, October 14, 2019

PATRICIA VALENTE STIERLI
Chairman of the Fiscal Council

EDUARDO COUTINHO GUERRA
Board Member

GIULIANO BARBATO WOLF
Board Member

THAÍS MÁRCIA F. MATANO LACERDA
Board Member

CAE/CAAS
Rua da Quitanda, 196, 25º andar,
Centro, Rio de Janeiro – RJ
Tel.: (21) 2514-5641

ANNEX 03

CERTIFICATE OF THE MINUTES OF THE SIXTH MEETING OF THE AUDIT AND RISK STATUTORY COMMITTEE (COMITÊ DE AUDITORIA E RISCOS ESTATUTÁRIO – CAE) OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

For the appropriate purposes, it is hereby certified that, on the tenth day of October in the year two thousand and nineteen, at 8:30 am, the Audit and Risk Statutory Committee - CAE of Eletrobras held a meeting at the Company's Central Office, at Rua da Quitanda, 196, Centro, Rio de Janeiro – RJ. The meeting was coordinated by the Director and member, MAURO GENTILE RODRIGUES DA CUNHA. The meeting was also attended by member LUÍS HENRIQUE BASSI ALMEIDA and the Directors DANIEL ALVES FERREIRA and FELIPE VILLELA DIAS. **Advice to the Eletrobras' Board of Directors: Increase of the share capital of Eletrobras through the payment of credits of the Advances for Future Capital Increase - AFACs of the Federal Government. RES Nº 683, of October 8, 2019.** In light of the presentation made, and based on the support material originally made available to the Board in RCAE No. 086, the Audit and Risk Statutory Committee requested additional clarifications from Management, and the meeting was adjourned. After receiving the answers to the questions made to the Administration, the meeting was restarted. The Committee, in advising Eletrobras' Board of Directors, after reasoning on the matter, opined on the regularity of the proposed matter, without seeing any obstacle from the legal and/or regulatory point of view regarding the Management Proposal. In the Committee's view, despite not having analyzed the merits of the operation because the material was made available to the CAE only on the eve of the meeting, the matter may and should be submitted to the deliberation of the Eletrobras' Board of Directors as to the convenience and timeliness of the operation. This certificate is prepared and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors of Eletrobras and Secretary of Governance substitute.

Rio de Janeiro, October 14, 2019.

FERNANDO KHOURY FRANCISCO JUNIOR
Secretary of Governance substitute

Historic Data

Daily - ELET 3

Date	Last	Volume	Volume (R$)
27/08/2019	R$ 42,69	4.200.000	R$ 179.298.000
28/08/2019	R$ 44,20	3.720.000	R$ 164.424.000
29/08/2019	R$ 45,47	3.920.000	R$ 178.242.400
30/08/2019	R$ 45,94	4.570.000	R$ 209.945.800
02/09/2019	R$ 46,11	2.090.000	R$ 96.369.900
03/09/2019	R$ 44,60	3.420.000	R$ 152.532.000
04/09/2019	R$ 45,70	2.800.000	R$ 127.960.000
05/09/2019	R$ 46,00	3.030.000	R$ 139.380.000
06/09/2019	R$ 45,00	2.830.000	R$ 127.350.000
09/09/2019	R$ 44,98	2.790.000	R$ 125.494.200
10/09/2019	R$ 44,59	2.450.000	R$ 109.245.500
11/09/2019	R$ 45,72	2.300.000	R$ 105.156.000
12/09/2019	R$ 44,82	3.500.000	R$ 156.870.000
13/09/2019	R$ 43,45	2.570.000	R$ 111.666.500
16/09/2019	R$ 43,88	3.600.000	R$ 157.968.000
17/09/2019	R$ 44,47	3.080.000	R$ 136.967.600
18/09/2019	R$ 43,60	3.090.000	R$ 134.724.000
19/09/2019	R$ 42,55	5.170.000	R$ 219.983.500
20/09/2019	R$ 40,09	10.000.000	R$ 400.900.000
23/09/2019	R$ 40,69	3.410.000	R$ 138.752.900
24/09/2019	R$ 39,54	3.550.000	R$ 140.367.000
25/09/2019	R$ 39,74	3.940.000	R$ 156.575.600
26/09/2019	R$ 39,90	4.730.000	R$ 188.727.000
27/09/2019	R$ 40,19	3.030.000	R$ 121.775.700
30/09/2019	R$ 40,15	2.750.000	R$ 110.412.500
01/10/2019	R$ 39,30	2.170.000	R$ 85.281.000
02/10/2019	R$ 37,55	6.370.000	R$ 239.193.500
03/10/2019	R$ 38,20	3.120.000	R$ 119.184.000
04/10/2019	R$ 38,85	2.630.000	R$ 102.175.500
07/10/2019	R$ 35,78	5.080.000	R$ 181.762.400
Total		109.910.000	R$ 4.618.684.500
		Weighted Average by Trading Volume	R$ 42,02

Daily - ELET6

Date	Last	Volume	Volume (R$)
27/08/2019	R$ 44,05	3.310.000	R$ 145.805.500
28/08/2019	R$ 45,06	2.910.000	R$ 131.124.600
29/08/2019	R$ 46,20	2.850.000	R$ 131.670.000
30/08/2019	R$ 46,95	3.690.000	R$ 173.245.500
02/09/2019	R$ 47,27	1.510.000	R$ 71.377.700
03/09/2019	R$ 46,46	2.690.000	R$ 124.977.400
04/09/2019	R$ 46,88	1.300.000	R$ 60.944.000
05/09/2019	R$ 47,20	2.350.000	R$ 110.920.000
06/09/2019	R$ 46,24	2.360.000	R$ 109.126.400
09/09/2019	R$ 46,33	1.700.000	R$ 78.761.000
10/09/2019	R$ 46,15	2.100.000	R$ 96.915.000
11/09/2019	R$ 47,07	1.760.000	R$ 82.843.200
12/09/2019	R$ 46,44	2.960.000	R$ 137.462.400
13/09/2019	R$ 44,99	2.480.000	R$ 111.575.200
16/09/2019	R$ 45,42	2.420.000	R$ 109.916.400
17/09/2019	R$ 45,91	2.110.000	R$ 96.870.100
18/09/2019	R$ 45,35	1.970.000	R$ 89.339.500
19/09/2019	R$ 44,72	4.590.000	R$ 205.264.800
20/09/2019	R$ 42,31	5.500.000	R$ 232.705.000
23/09/2019	R$ 42,65	1.710.000	R$ 72.931.500
24/09/2019	R$ 41,80	2.210.000	R$ 92.378.000
25/09/2019	R$ 41,68	2.400.000	R$ 100.032.000
26/09/2019	R$ 42,00	1.800.000	R$ 75.600.000
27/09/2019	R$ 42,15	1.250.000	R$ 52.687.500
30/09/2019	R$ 42,02	1.790.000	R$ 75.215.800
01/10/2019	R$ 41,46	1.050.000	R$ 43.533.000
02/10/2019	R$ 40,10	4.050.000	R$ 162.405.000
03/10/2019	R$ 40,50	1.920.000	R$ 77.760.000
04/10/2019	R$ 40,99	1.430.000	R$ 58.615.700
07/10/2019	R$ 38,28	2.830.000	R$ 108.332.400
Total		73.000.000	R$ 3.220.334.600
		Weighted Average by Trading Volume	R$ 44,11

Source: Company's Website

10/08/2019

MEMORANDUM

PRJE – 0281/2019

From: André de Avellar Torres - PRJE

To: Maurício Carvalho Mazzini - PRJ

Subject: **Shareholders' Meeting – Capital Increase**

Reference: DFR Memorandum no. 093/2019
EMP – 0715/2019

Mrs. DFR's Superintendent submits to this Legal Superintendence, for appraisal and approval, documentation referring to the business concerning the Extraordinary General Meeting of Eletrobras aimed at deliberating on the Company's capital increase, by private subscription, through the issuance of new common shares and class "B" preferred shares, all book-entry and without par value, part of which is subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase ("AFAC").

After the facts are reported, we will examine the legal aspects on which we are entitled to comment, in light of the information stated in NT-DFR/DFRM-002/2019 and the Management Proposal attached, regarding the compliance of this capital increase with the laws and further applicable rules, not being object of this opinion the economic-financial and technical-operational conditions, in charge of the competent areas, as well as the convenience and the timeliness of its accomplishment, an issue subject to the judgment on the merits by the Company's managers[1].

Likewise, we would like to clarify that this opinion did not analyze the Federal Government's grant of AFAC to Eletrobras by itself, but only, it should be noted, the proposed capital increase, concerning which the meeting agenda thus establishes:

> "1. To resolve on the management proposal to increase the Company's capital, by private subscription, up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eighty-Seven Million, Seven Hundred and Eighty-Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents), through the issuance of new common shares, at the unit price of BRL 35.72 (Thirty-Five Reais and Seventy-Two Cents) for the new common shares and new class "B" preferred shares, at the unit price of BRL 37.50 (Thirty-Seven Reais and Fifty Cents for the new class "B" preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6404/76, and the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization

[1] Stop loss of AFAC's financial encumbrance, prevent disqualification with dividend credits stated at the 59th OGM, possible revaluation of Special Retained Dividend Reserve, disbursement of new funds, capital structure redesign, budget replanning, and staff reduction, are some of the elements raised by Management as favorable to the approval of capitalization by the Shareholders' Meeting.

of credits held against the Company arising from Advances for Future Capital Increase.

In accordance with Article 131 of Law 6404/1976, the shareholders' meeting is of general nature when the object includes the business established under Article 132 of the same legal provision, and special in the other cases.

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of Law No. 6404/1976, and atypical whenever so demands the company's Articles of Incorporation, or, even more widely, when called to *"resolve all business related to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,"* according to Article 121 of the aforementioned legal provision.

In this sense, it should be noted that Article 17, II, of the Articles of Incorporation of Eletrobras establishes that the Shareholders' Meeting is competent to decide on the capital increase through subscription of new shares, which is in keeping with the provisions under Article 166, IV, of Law No. 6404/1976, according to which, if there is no provision under the Articles of Incorporation for authorized capital, as in this case, the deliberation on said increase shall take place at the Company's Shareholders' Meeting. Likewise, as the proposal in question involves capitalization with issuance of new shares, a Shareholders' Meeting specially earmarked for the theme should be called, as established by Article 1, Paragraph I, of Decree 1091/1994.

It should also be noted that the need for meeting the requirements essential for the regular call, established in Articles 124 and 289, both of Law 6404/1976, especially concerning the minimum term of 30 days of advance for the call of EGM, as established under Article 8 of CVM Instruction no. 559/2015, given that Eletrobras is the issuer of the shares that back up the program of sponsored DR.

This way, with respect to the legal scope of responsibility, there is no legal impediment, in principle, with respect to the deliberation intended. Nonetheless, it is important that some considerations be made about the agenda.

The article 170 and paragraphs of Law 6404/1976 provide that the company may increase capital by public or private subscription of shares. In the case of a private subscription, as currently forecasted, the law establishes that the resolutions passed by the Shareholders' Meeting or by the Board of Directors shall be abided by, in accordance with the Articles of Incorporation.

In this sense, the Articles of Incorporation of Eletrobras establishes, in its Articles 10 and 11, that the capital increases of Eletrobras shall be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities allowed by law, and the payment of shares shall meet the standards and conditions established by the Board of Directors.

Considering that the proposed capital increase involves the issuance of new common shares, attention should be drawn to the need to meet said Article 10, according to which the Federal Government should always hold a minimum of 50% plus one of Eletrobras' common shares, which is in line with the provisions under Article 7 of Law No. 3890-A/1961. In point of fact, as the Management Proposal clarifies, this is not a process of the company's privatization, with loss of shareholding control by the Federal Government, which takes place within the CPPI environment and requires legislative authorization.

Still under the terms of Article 170 of Law No. 6404/1976, the issuance price must be set, without undue dilution of the interest of the former shareholders, alternatively or jointly considering: **(i)** the forecast of company's profitability; **(ii)** the equity value of the share; or **(iii)** the quotation of its shares on the stock exchange or over-the-counter market, with premium or discount being allowed owing to market conditions.

Whatever the criteria adopted, the law imposes certain procedures that should be met for such operation.

Under the terms of Paragraph 7 of said Article 170 of Law No. 6404/1976, the management, prior to the Shareholders' Meeting that decides on the capital increase, shall prove the advantages for the company and its current shareholders of adopting the criterion used, and the justification should prove the technical consistency of the amount ascertained, and the reasons for the dilution of the current shareholders' interest that may occur, given that the adoption of said criteria, in most companies, results in a lower share value than would be determined by the equity criteria.

Since the publicly held company has common and preferred shares and several classes of these, in the relationship between equity factors and quotation price, may take into account the variation of the latter. Such diversity of average quotation price shall be a differential element, and management may justify the issuance of different types and classes with slightly different price if two circumstances occur that, cumulatively, make such diversity legitimate, that is, if all shares have a high index of marketability, and if the quotation difference is significant. In the absence of such facts, managers may not propose or issue new shares with different price ranges between different types and classes[2].

About the subject, this is what the Management Proposal states:

> "The issuance price of the new shares shall be BRL 35.72 (Thirty-Five Reais and Seventy-Two Cents) for the new common shares and BRL 37.50 (Thirty-Seven Reais and Fifty Cents) for the new class "B" preferred shares. This amount was set as established under item III, paragraph 1 of Article 170 of the Brazilian Corporations Act, without undue dilution, based on the weighted average of the respective quotations of the shares issued by the Company at the close of the last 30 (thirty) trading sessions of B3 prior to October 7, 2019 (including it), in relation to the average price weighted by the volume of shares traded in the period, and considering the discount of 15% (Fifteen Percent).

[2] CARVALHOSA, Modesto. *Op. cit.* v.3. p. 542.

The discount is justified due to the estimated period of about 60 days between the date of the convening of the Shareholders' Meeting and the end of the 30-day preemptive period, aiming to ensure that this proposal will be attractive to investors, as a change in the price currently charged until the actual subscription and payment date may happen.

On October 10, 2019, the day before the Board of Directors approved this Management Proposal, the common shares and "B" preferred shares were trading in the market at around BRL 34.80 and BRL 36.74[3], respectively, and the average of the last 30 B3 trading sessions prior to October 7, 2019 (including it), in relation to the weighted average price of the volume of shares traded in the period, amounted to BRL 42.02 and BRL 44.11, respectively. Thus, the disallowance of 15% makes the offer price for this capital increase proposal more consistent with current market prices and foresees an occasional risk of even non-relevant variations that may occur.

The adoption of the criteria used to ascertain the issuance price of the new shares resulted from the Company Management's strong belief that, given the high liquidity of its shares, which are part of B3's main indexes, namely Ibovespa (Elet 3 and Elet 6), Brazil Broad Index B3 – IbrA (Elet 3 and Elet 6), Brazil 50 Index – IBXL (Elet 3 and Elet 6), Brazil Index – IBXX (Elet 3 and Elet 6), Electricity Index – IEEX (Elet 3), Corporate Governance Trade Index – IGCT (Elet 3 and Elet 6), Corporate Governance Stock Index – IGCX (Elet 3 and Elet 6), Corporate Sustainability Index – ISE (Elet 3 and Elet 6), Value Index B3 – IVBX (Elet 3), Mid-Large Cap Index – MLCX (Elet 3 and Elet 6), and Public Utility Index – UTIL (Elet 3 and Elet 6), such criteria would represent the fairest value for the issuance of the new shares.

The calculation report underlying the suggested price per share can be found in Annex 04 of this Management Proposal.

Regarding the definition of the price itself, it is a matter without legal nature, and its calculation is the responsibility of the Eletrobras financial area and its merit examination to the Company's management.

Regarding the capitalization of the Advance for Future Capital Increase (AFAC) made by the controlling shareholder, it should be noted that the AFAC has the legal nature of capital disbursement, received by the company from its shareholders or member, and is actually allocated in the capital increase[4].

In this regard, the Counsel for the Federal Treasury Luiz Alfredo Paulin[5] clarifies that: "*AFAC can be defined as a transfer of values to a company, with the sole purpose of using such amounts in the payment of shares (or membership interests) that the legal entity may issue, on the occasion of a future capital increase, given that the corresponding securities (or membership interests), when issued, shall be held by the investor of the funds.*"

[3] Information currently unavailable, which shall be made available with the trading session of October 10th.
[4] IUDÍCIBUS, Sérgio de; MARTINS, Eliseu; GELBCKE, Ernesto Rubens. Manual de Contabilidade das Sociedades por Ações: aplicável às demais sociedades. 7ª edição. São Paulo: Atlas, 2007. Págs. 342 and 343.
[5] "Adiantamento para Futuro Aumento de Capital em face do art. 34, IV, da Lei Bancária.", in Revista dos Tribunais: São Paulo, N. 718, ago. 1995, p. 23.

Thus, upon the payment of AFAC, the corresponding capital increase shall be made, with due abidance, in the event, of all formalities provided for under Law No. 6404/76, especially under Articles 135, 166, 170 and 171.

Also in this regard, we highlight that, if AFAC has been granted in a period of more than one year, the amount should be updated by the SELIC rate, from the day of transfer until the date of capitalization, in accordance with Article 2 of Decree No. 2673/1998.

It should be noted that the incorporation of AFAC into the capital reflects a type of capitalization of credits held by the creditor against the company, which however does not guarantee to the former, although also a shareholder, the exclusive receipt of shares against the contribution of funds to the company, insofar as, pursuant to Paragraph 2 of Article 171 of LSA, preemptive rights should be granted to other shareholders, the exercise of which implies the payment of the amount capitalized to the credit holder. In this regard, the teaching of Lamy Filho and Bulhões Pereira on the theme is noteworthy:

> "[The] company delivers to the credit holder, in full or partial payment, the sums received from the shareholders that exercised preemptive right, and only issues, in favor of the holder of the capitalized credit holder, the shares of the capital increase which were not acquired by the shareholders [...][6]."

This is the rule whose rationale, like any other type of preemptive right to subscription, aims to protect shareholders from events with the ability to dilute their shareholding position in the company.

Notwithstanding, in the proposed capital increase structure, the capitalization of AFACs, carried out by the controlling shareholder, accounts for the minimum amount of the operation, so that the shareholders' preemptive right should be projected over the entire amount that the company intends to capitalize, with due compliance with the provisions under Article 171, head provision and Paragraph 1 of Law 6404/76.

In so doing, there shall be abidance by the proportion of ownership of each shareholder held in the capital, dispensing with the specific protection of Paragraph 2 of the provision in question, the application of which would deprive the controlling shareholder of the percentage to which he has preemptive rights, for subscription purposes, reflected in the shares issued by virtue of the conversion of AFAC's. The preemptive right, in this context, to its core and essence[7], remains duly protected.

[6] LAMY FILHO, Alfredo; BULHÕES PEREIRA, José Luiz. Direito das Companhias, SP: Forense, 2ª edição, 2017, p. 1039.
[7] Article 109, III of Law No. 6404/1976 brings a list of essential rights of shareholders, which cannot be compromised e ither by the Articles of Incorporation or the Shareholders' Meeting, including the preemptive right to subscription, to wit:
Article 109. Neither the Articles of Incorporation nor the Shareholders' Meeting may deprive the shareholder of the rights to:
IV - preference for the subscription of shares, participation certificates convertible in shares, debentures convertible in shares, and subscription bonuses, subject to Articles 171 and 172."

In this regard, it should be noted that the intended capital increase is compliant with the preemptive right of the Company's shareholders, in accordance with Article 171 of Law No. 6404/1976, as concluded from the draft Management Proposal.

Additionally, the 30-day period for the exercise of the preemptive right by the shareholders is guaranteed and, as such, being in line with the provisions of the doctrine and current laws, we find no hindrance for the right and term established. Furthermore, it should be noted that the term for exercise of such right may prescribe, and the Articles of Incorporation or Shareholders' Meeting may not set it at a term lower than thirty days, in keeping with the provisions under Article 171, Paragraph 4, of Law No. 6404/1976[8].

Also in this regard, it should be underlined that the Management Proposal shall refer to shareholders' deliberation the so-called "capital increase in band," with the minimum amount to be capitalized referring to the AFAC's carried out by the controlling shareholder, while the range between minimum and the maximum amount may be subscribed and paid in by other shareholders in currency and dividend credits already stated by the company (dividend credits). On the validity of this procedure, Nelson Eizirik thus states:

> "In the case of a private subscription, the resolution of the shareholders at the shareholders' meeting, or of the board of directors, by delegation of the Articles of Incorporation, thus prevails: **the shareholders may establish that the increase will be valid, even if not all shares are subscribed, provided that the minimum value has been reached**" (emphasis added)[9].

Regarding the feasibility of payment with dividend credits, there is no legal hindrance since: **(i)** under the terms of Article 7 of LSA, the capital contribution may be made in cash or any kind of property that can be assessed in cash, and for the credits in question, the judgment by 3 (three) experts or specialized company is waived, as provided for under Article 8 of the same Law, provided that certain in the company's Balance Sheet; **(ii)** the 59th OGM of Eletrobras, based on Paragraph 3 of Article 205 of Law No. 6404/1976, established that the payment of dividends would be made until the last day of the current fiscal year, so that, despite the specific order of such sovereign body allowing the payment under consideration[10]: **(ii.a)** the Board of Directors is responsible for defining the means of payment of shares, pursuant to Article 11 of Eletrobras' Articles of Incorporation **(ii.b)** is a prerogative to the shareholders, whose non-exercise shall keep them governed by the payment rule until December 31, 2019, thus causing them no loss; **(ii.c)** reflects a relevant measure from the company's financial point of view, as it avoids disengagement and allows, in the opinion of Management, the reevaluation of the pertinence regarding the Undistributed Dividend Retention Reserve[11]; **(iii)** the transaction treats all shareholders of

---

[8] REQUIÃO, Rubens. Curso de direito comercial, 2º volume. 24. ed. São Paulo, Saraiva: 2005. p. 157.
[9] EIZIRIK, Nelson. A Lei das S/A comentada – artigos 138 ao 205, Volume III, SP: Quartier Latin, 2ª edição, 2015, p. 284.
[10] Although it did not refer to this express meeting provision, it is certain that the Management Proposal breaks down the payment modalities allowed in the transaction, including by means of dividends credits.
[11] Jurist Nelson Eizirik, on the occasion of the Management Proposal to the 59th AGO of Eletrobras, issued an opinion that addressed the issue in question:
"It should also be noted that the retention of the mandatory dividend in the special reserve is extraordinary, so that it should be paid as soon as the company's financial situation allows. Accordingly, waiting for the end of the

the company equally, considering the shareholding base at the time of the statement of dividends, granting them the prerogative in question.

Another highlight is the possibility for the holders of Class "A" preferred shares ("PN A") to subscribe for the Class "B" preferred shares issued in this capital increase. It should be noted that, despite having distinct dividends[12], in theory representing risk of withdrawal by the shareholders in question[13], Article 9, Paragraph 1 of Eletrobras' Articles of Incorporation temporarily defined the issuance of the "PN A" until June 23, 1969, so that applying the provisions under Article 171, Paragraph 1, "a" of Law 6404/76 is not legally feasible, that is, the preemptive right will be exercised over shares identical to those belonging to the shareholder in the capital.

Thus, in order to preserve the essence of provisions governing the preemptive right, the rule of "supplementation"[14] set forth in Article 171, Paragraph 1, "b" of Law No. 6404/76, that is, the exercise of the prerogative shall be projected over the existing class of preferred shares – "PN B" – in order to guarantee to the shareholder the same proportion held in the capital before the increase.

Regarding the apportionment of surplus[15], the Management's right to apportion them among shareholders who so request is legitimate, within the context of the Subscription Ballot, as authorized by Article 171, Paragraph 7, "b" of Law No. 6404/1976. Although this provision establishes that any balance should be sold on the Stock Exchange, we believe that cancelling such shares is possible, given that the capital increase is "in band," ranging between minimum and maximum amounts, and the approval may be partial, depending on the event under consideration (surplus scheme), and the shareholder subscription orders[16].

---

fiscal year before the amount allocated to the special reserve can be distributed is not necessary, and such distribution may occur at any time during the year, based on the Company's interim financial statements.

Furthermore, if the Articles of Incorporation authorize the management bodies to state interim or intermediate dividends, it would not even be necessary to call a Special Shareholders' Meeting to carry out the distribution of the special reserve balance, which may be taken by resolution of the Board of Directors."

[12] Article 9. Preferred shares may not be converted into common shares and shall be prioritized in capital reimbursement and in distribution of dividends.
§ 1 Class "A" preferred shares, which are those that have been subscribed until June 23, 1969, and those arising from bonuses attached to them, will have priority in the distribution of dividends, these incidents at the rate of eight per cent per annum on shareholders' equity belonging to that category and class of shares, to be apportioned among them equally.
§ 2 Class "B" preferred shares, which are those that have been subscribed until June 23, 1969, will have priority in the distribution of dividends, these incidents at the rate of six per cent per annum on shareholders' equity belonging to that category and class of shares, to be apportioned among them equally.
[13] In view of Article 136, II w/ art. 137, I of Law No. 6404/1976, when it mentions alteration of preferences and advantages of preferred share classes. However, it is important to note that, in view of the information in the Management Proposal, the PN A, as they are not traded on the market – B3, NYSE and LATIBEX, are illiquid, which should be jointly assessed for better understanding as to whether or not the shareholders holding the securities in question have withdrawal rights.
[14] In this sense, José Edwaldo Tavares Borba advocates: "Preference is exercised not only in the general plan of the shares, but also specifically in each class, since the shareholder has the right to place the subscription in the class corresponding to his shares, **provided that they are issued**. Thus, if the increase meets the proportion between classes of shares, the shareholder shall exercise preference over shares identical to those in his possession. If the proportion is not met, preference shall first be exercised over identical shares and, if not sufficient, **shall be extended to others, in order to supplement the insufficiency of the former.**" (Direito Societário, 15ª edição, SP: Atlas, 2017, p. 431).
[15] These were paid in exclusively in cash, therefore, no dividend credits were allowed for this purpose, as per the Management Proposal.
[16] According to the wording of the Management Proposal: "Considering the possibility of partial approval of the capital increase, the shareholders may condition their subscription order to the final conditions of the capital

In addition to this, it is timely to point out that there will be a need for prior and favorable expression from government agencies, namely, the Ministry of Economy, according to Article 3 of Decree No. 1091/1994, and the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to Article 98, VI, "c", of Annex I, of Decree No. 9745/2019.

Furthermore, it should be noted that, according to Paragraph 2 of Article 166 w/ Article 163, III, both of Law No. 6404/1976, the Company's Fiscal Committee should be heard before the deliberation on the capital increase, issuing the competent opinion, which we recommend to be met.

It should also be noted that, as the Eletrobras' Articles of Incorporation do not have authorized capital provision, as a result of the increase in question, amending the Company's articles of incorporation shall be necessary, under the terms of Article 166, IV, which should also be held in consideration.

In this respect, it should be underscored that the amendment of the Company's Articles of Incorporation should be deliberated at a Shareholders' Meeting, as it is the competence of this body to approve an amendment to the Articles, pursuant to the provisions under Article 135 of Law No. 6404/1976, and the applicable legal requirements for the opening of the EGM which will deliberate on the subject should be met.

With respect to the draft Management Proposal that provides for the matter, which reflects the draft of the Board's Deliberation, and shall support the shareholders at the Shareholders' Meeting to be held, with regard to the legal aspects of the recommendation therein, they are in keeping with the laws and other applicable standards, especially CVM Instruction No. 481/2009 and the CIRCULAR OFFICIAL LETTER/CVM/SEP/NO. 3/2019.

Concerning to the distance voting, its application, in this case, stands as a faculty, under the terms of Paragraph § 2 of Article 21-A of CVM Instruction 481, given that not included in the mandatory items of Paragraph 1 of the same provision, there not being legal impediments for its application.

As for the timeliness to perform the capital increase in question, this is an administrative merit, a matter devoid of legal nature.

Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to convene the Shareholders' General Meeting, in the cases provided for in the Law 6404/1976, or whenever it deems convenient, according to Article 36, Item IX, and its Articles of Incorporation, along with Article 142, IV, of Law No. 6404/1976.

increase. Thus, the subscription may be conditional upon: (i) the realization of the minimum amount of the capital increase, the subscriber being entitled, in this case, to choose to receive all the shares subscribed by itself or the amount equivalent to the proportion between the number of shares actually subscribed and the maximum number of shares subject to the capital increase; or (ii) the subscription of all shares subject to the capital increase (maximum amount)."

It should be underscored that the understanding now considered stands as a mere opinion, not bound on the Company's management, and that seemed to us more in line with the governing legislation and other applicable laws.

Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Attorney General of the Federal Government, we would like to render it clear that any stamps in the documents forwarded to this PRJ merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, in abidance by the judgment on the merits[17], as well as the favorable position of the Competent Departments, the draft Deliberation, the Management Proposal and the Report to DEE are hereby approved.

This is the opinion.

To Mr. PRJ.

André de Avellar Torres
PRJE Manager

[17] In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: "(...) The administrative merit is therefore based on the assessment of the motives and the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the convenience, timeliness and justice of the act to be performed
In "Direito Administrativo", GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: "Discretionary shall be the administrative acts carried out by the Public Administration, in accordance with one of the behaviors that the law so establishes. Thus, it is the responsibility of the Public Administration to choose the said behavior.
Such choice is based on the criterion of convenience and timeliness, i.e., on the merits. There is convenience whenever the act is of the interest, its convenient or meets the public interest. There is timeliness when the act is performed in the right moment to meet the public interest."